

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2014

Via E-mail
Vesna Pesic
President
Elite Books Inc.
5042 Wilshire Blvd #27777
Los Angeles, CA 90036

> **Re: Elite Books Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 9, 2014**
> **File No. 333-197384**

Dear Ms. Pesic:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 18

1. Please include a comparison of the public contribution under this public offering and the effective cash contribution of affiliated persons as required by Item 506 of Regulation S-K.

Exhibit 10.3. Form of Subscription Agreement

2. We reissue comment 7 of our letter dated September 3, 2014. The Agreement calls for multiplying the number of common shares by $.01 per share instead of $.03 per share. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202.551.3855 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Frederick C. Bauman